Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

            email lwb@burninglaw.com

June 24, 2013

United States Securities

and Exchange Commission

Washington, D.C.  20549

Attention:

Tim Buchmiller

Re:

Oak Ridge Micro-Energy, Inc.

Amendment No. 4 to Form 8-K

Filed April 18, 2013

File No. 000-50032

Dear Mr. Buchmiller:

In response to your letter to Oak Ridge Micro-Energy, Inc. (the “Company”) dated May 3, 2013, we provide the following information:

Financial Statements for the Fiscal Years Ended June 30, 2012 and 2011 and for the Period from Inception Through June 30, 2012, page 32

Report of Independent Registered Public Accounting Firm, page 1

1.

We note that your audit report was signed by a U.S. audit firm and that the report appears to have been issued in Salt Lake City, Utah. We note from page 38 and throughout the filing that your operations appear to be primarily located in Singapore. Please explain to us the circumstances surrounding your audit that enabled the audit report to be issued in Salt Lake City, Utah. Refer to the guidance in Article 2 of Regulation S-X.

Response: Our auditor firm has asserted to us that it is independent with respect to both Carbon Strategic Pte Ltd (“Carbon Strategic”) and Oak Ridge-Micro Energy, Inc. (“Oak Ridge”), both before and after the acquisition transaction, and that it is registered with the PCAOB as required by Article 2 of Regulation S-X. We are in the development stage, have not recognized revenues to date, and have not capitalized any costs related to our forestry assets. Since inception, Carbon Strategic’s books and records have been kept by an outside bookkeeping firm in Singapore, which firm was instructed to respond fully to our auditor’s inquiries and requests for documents.  We have reviewed the guidance in Article 2 of Regulation S-X and are not aware of any deficiency in the qualifications of our auditor based on that guidance.

Notes to the Financial Statements, page 38

Note 2. Summary of Significant Accounting Policies, page 38

2.

We note your response to prior comments 15-17 and that your financial statements are now issued in US GAAP and that you have changed your reporting currency from Australian Dollars to US Dollars. Given these changes, please explain to us how you considered the guidance in paragraphs 250-10-50-7 through 10 of the FASB Accounting Standards Codification.

Response:  ASC 250-10-20 defines an error in previously issued financial statements as “an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared.” Our previously issued financial statements were not stated to be compliant with US GAAP. They were prepared and presented “in accordance with the provisions of the Singapore Companies Act, Chapter 50 (“the Act”) and Singapore Financial Reporting Standards”. The financial statements in our Form 8-K/A-4 filed April 18, 2013, comprise our first issuance of financial statements in accordance with US GAAP. We do not believe the first issuance of our financial statements in accordance with US GAAP constitutes the correction of an error, and therefore our financial statements were not labeled as “restated.”

Note 6. Subsequent Events, page 42

3.

We note your response to prior comment 18 and your disclosures here and throughout the filing that you accounted for the transaction on October 8, 2012 with Oak Ridge Micro-Energy, Inc. as reverse acquisition. Please address the following:

•  Please explain to us if Carbon Strategic and Oak Ride Micro-Energy were shell companies or operating companies prior to the transaction.

•   Please explain to us who owned each company prior to the acquisition and if there were any relationships among these companies including the officers and directors prior to the acquisition.

•   Please explain to us in more detail how you considered the guidance in accounting for this transaction as a recapitalization or a merger of entities under common control pursuant to Topic 805 of the FASB Accounting Standards

    Codification and the underlying basis for your accounting for this transaction.

    Cite the accounting literature relied upon and how you applied it to your situation.

•   Please note that this comment also applies to your Form 10-K Transition

    Report filed April 24, 2012.

Response:  Neither Carbon Strategic nor Oak Ridge met the Rule 144(i)(1) definition of a “shell company.” At the time of the acquisition transaction both were development stage companies pursuing an actual business.

Prior to the transaction Carbon Strategic was 100% owned by Newmark Investment Company Limited, a Hong Kong company (“Newmark”), having no direct or indirect ownership by either Jeffrey J. Flood or Mark Meriwether.  Prior to its ownership by Newmark, Carbon Strategic was 100% owned by Mr. Flood since its inception.  Prior to the transaction, the largest ownership block of Oak Ridge common stock was 24.3% owned by Mark Meriwether.  None of its shares were owned directly or indirectly by Newmark or Mr. Flood.  Prior to the transaction, there were no relationships between Oak Ridge and either Newmark or Mr. Flood, nor were there any relationships between the officers or directors of these entities.

Since no common-control relationship existed between Carbon Strategic and Oak Ridge, we used the guidance in ASC 805-10-55-12 in determining that Carbon Strategic was the accounting acquirer. The prior owner of Carbon Strategic has the greatest relative voting rights of the combined entity and has the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. Senior management of the combined entity is composed of the previous senior management of Carbon Strategic, with Mr. Flood being the President and Secretary, along with being a director.  Mr. Meriwether, the former sole director and officer of Oak Ridge, remained a director following the Carbon Strategic transaction and was recently elected as Vice President.

However, after discussing this matter further with the SEC Staff, we have determined that for accounting purposes only, Oak Ridge was a shell company, and we have restated our financial statements accordingly to account for the acquisition transaction as a reverse recapitalization.

Note 7. Unaudited Pro Forma Financial Information, page 43

-Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 45

4.

Please revise the introductory paragraphs to clearly explain how you have complied with Article 11-02(c)(3) of Regulation S-X in presenting the pro forma statement of operations since both companies’ fiscal year ends differ by more than 93 days. Clearly disclose the periods combined and the revenues and income for any period that was excluded from or included more than once in the pro forma statements of operations.

Response:  Our pro forma condensed consolidated statement of operations was prepared using matching periods rather than combining mismatched fiscal periods as was implied in the comment. We have revised the introductory paragraph and footnotes to more clearly state the periods presented and sources of financial information.

-Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information, page 46

5.

Please refer to prior comment 19. We note from page 42 that you also entered into agreements consisting of $700,000 of capital contributions and $1.7 million in convertible notes. Please revise your pro forma financial statements to reflect these transactions and how you are accounting for these transactions.

Response:  The capital contribution was accounted for in our pro forma presentation. We believe it is not appropriate to present the verbal commitment to fund up to $2 million in convertible notes as the funding was not concurrent with the closing, the proceeds were to be used for acquisition of production assets and working capital and the Company had up to a year to draw on such funding.

6.

Reference is made to adjustment (a). Notwithstanding the comments issued above, please tell us and revise your filing to explain why you recorded pro forma adjustments of $485,311 for an intangible asset and the related amortization of $194,124 for Oak Ridge Micro Energy. Within your revised disclosure, please explain the nature of the intangible asset acquired and how you determined the useful life to amortize the intangible asset over.

Response:  We have restated our  financial statements to reflect the acquisition as a reverse recapitalization. In doing so, the capitalized costs of intangible assets have been removed.

7.

Further to the above, please tell us and revise your filing to explain why you recorded a deferred tax liability and related tax benefit related to this transaction.

Response:  We have restated our financial statements to reflect the acquisition as a reverse recapitalization. In doing so, the capitalized cost of intangible assets and associated deferred tax liabilities have been removed.

8.

Reference is made to adjustment (b). Please explain to us why you are eliminating Oak Ridge Micro-Energy’s equity since this entity is the legal acquiree.

Response:  We have identified Carbon Strategic as the accounting acquirer and therefore believe we have appropriately eliminated Oak Ridge’s equity in accounting for the transaction as a reverse recapitalization.

9.

Reference is made to adjustment (c) and the disclosures that you entered into an agreement to terminate an employment agreement for a $150,000 cash payment plus the issuance of 3,000,000 shares of Oak Ridge. Please address the following comments:

•   Please revise so these adjustments are presented on a gross basis or provide a more detailed explanation of the components of the equity section adjustments in the notes to the pro forma statements. For instance, it appears that you are reflecting the issuance of the common stock and the cash payment to the executive officer for the termination of the employment agreement along with one of the capital contributions from Newmark.

•   Please revise your filing to explain how you valued the termination agreement at $300,000 since you paid $150,000 of cash and 3,000,000 shares of Oak

    Ridge. Within your discussion, please explain how you valued the 3,000,000 shares of common stock issued.

•   Please revise your filing to explain how adjustment (c) explains the pro forma adjustment of 97,130,440 weighted average shares issued as part of the termination agreement.

Response:  We have revised our pro forma footnotes to give greater detail, including journal entries, of the accounting for the Stock Purchase Agreement and other agreements entered into contemporaneously.

10.

Reference is made to adjustment (d). Please address the following comments:

•   Please revise so these adjustments are presented on a gross basis or provide a more detailed explanation of the components of the equity section adjustments in the notes to the pro forma statements.

•   Please revise the filing to explain how the $550,000 pro forma adjustment made to equity and the $190,028 pro forma adjustment to general and administrative expense reflects the nature of this transaction considering that one component of the transactions is for a two year consulting agreement within an officer of Oak Ridge. Within your explanation, please explain to us why you are transferring these monies to a trust account.

Response:  We have revised our pro forma presentation to show the accounting for each agreement on a gross basis and provide clarity as requested.  The funds were placed in the trust account of legal counsel for Oak Ridge from which all liabilities of Oak Ridge were paid prior to any disbursements to Mr. Meriwether under his agreements, as outlined in the Stock Purchase Agreement with Newmark and Carbon Strategic.  A sentence to this effect has been added under the Meriwether Agreements section in Item 1.01.

Interim Condensed Financial Statements, page 48

General

11.

We note your response to prior comment 21 and that you have removed the reference to your interim financial statements being “reviewed.” However, we still continue to note from page 26 that you refer to these unaudited financial statements for the quarter ended September 30, 2012 as being “reviewed.” Please revise your filing to include the independent auditors’ review report for these interim financial statements or alternatively please remove this reference. Refer to the guidance in 10-01(d) of Regulation S-X.

Response:  We have made these revisions throughout.

12.

We note your response to prior comment 22. As applicable, please revise your unaudited financial statements and related footnotes, including your pro forma unaudited footnotes, to also address the comments issued in connection with your annual financial statements.

Response: We have made these revisions.

-Unaudited Pro Forma Condensed Combined Financial Statements, page 58

13.

As applicable, please revise your pro forma combined financial statements to address the comments issued in connection with your unaudited pro forma annual financial statements included on pages 43-47.

Response:  We have revised our pro forma presentation to address these and previous comments.

Form 10-K for the Transition Period from June 30, 2012 to December 31, 2012

14.

Please respond to the above comments as they relate to your transition report, as appropriate.

Response:  We have revised our pro forma presentation to address these and previous comments in the 8-KA-5 and the 10-K.

Note 10. Change in Fiscal Year End, page 39

15.

We note you are including pro forma audited financial information here for the twelve months ended December 31, 2012. We further note you are including unaudited pro forma financial statements beginning on page 42 for the six months ended December 31, 2012. Please explain to us why you are including this information as part of these financial statements.

Response:  We have removed the unaudited pro forma financial information from our financial statement footnotes.

In responding to our comments, please provide a written statement from the company acknowledging that:

•  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very sincerely,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB

cc:

Oak Ridge Micro-Energy, Inc.

Enclosure